SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 AMENDMENT NO. 2

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             LASER TECHNOLOGY, INC.
                             ----------------------
                              (Name of the Issuer)

      LASER TECHNOLOGY, INC., LTI ACQUISITION CORP., LTI MERGER SUB, INC.,
       DAVID WILLIAMS, DEWORTH WILLIAMS, PAMELA J. SEVY, EDWARD F. COWLE,
         JEREMY G. DUNNE, KAMA-TECH CORPORATION AND KAMA-TECH (HK), LTD.
         ---------------------------------------------------------------
                       (Names of Persons Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    518074208
                                    ---------
                      (CUSIP Number of Class of Securities)

For Laser Technology, Inc.:         For LTI           For Kama-Tech Corporation
                               Acquisition Corp.,      and Kama-Tech (HK), Ltd.:
                             LTI Merger Sub, Inc.,
  Leonard Neilson, Esq.     David Williams, Deworth      Richard Forsyth, Esq.
   8160 South Highland     Williams, Pamela J. Sevy,        Sullivan Wertz
     Drive Suite 209         Edward F. Cowle, and         McDade & Wallace
     Sandy, UT 84093           Jeremy G. Dunne:           945 Fourth Avenue
                                                         San Diego, CA 92101
                             James C. Lewis, Esq.
                            10 West 100 South #615
                           Salt Lake City, UT 84101

--------------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.    [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    [_]   The filing of a registration statement under the Securities Act of
            1933.

c.    [_]   A tender offer.

d.    [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

CALCULATION OF FILING FEE*

TRANSACTION VALUE              AMOUNT OF FILING FEE
-----------------              --------------------
$8,262,090                     $668.40

*The transaction valuation was based upon the sum of the product of 3,926,195 shares of common stock, $0.01 par value, of Laser Technology, Inc., to be acquired in the transaction, at a price of $2.06 per share in cash, together with a sum for outstanding options representing the difference between $2.06 and the exercise price per share pertaining to a total of 459,600 shares under options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $80.90 per million dollars of transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $668.40
Form or Registration No.: Schedule 14A
Filing Party:  Laser Technology, Inc.
Date Filed: August 26, 2003

                                  INTRODUCTION

      This Rule 13e-3 Transaction statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Laser Technology, Inc., a Delaware corporation ("Laser Technology"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) LTI Acquisition Corp., a Delaware corporation ("LTI Acquisition"); (iii) LTI Merger Sub, Inc., a wholly-owned subsidiary of LTI Acquisition ("LTI Merger Sub"); and (iv) the beneficial owners of common stock of LTI Acquisition, who are: David Williams, H. Deworth Williams, Pamela J. Sevy, Edward F. Cowle, Jeremy G. Dunne, Kama-Tech Corporation and Kama-Tech (HK), Ltd., (together the "Acquisition Group"), together being the record owners of 28.4% of Laser Technology's common stock, in connection with the proposed merger of LTI Merger Sub with and into Laser Technology (the "Merger"), with Laser Technology as the surviving corporation. As a result of the proposed Merger, (i) Laser Technology will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by LTI Acquisition, and (ii) each issued and outstanding share of Laser Technology common stock will be converted into the right to receive $2.06 in cash, except shares held in treasury and shares beneficially owned by LTI Acquisition and Acquisition Group, or by any holder who properly demands appraisal rights under Delaware law will be cancelled.

     This is an amendment to a Schedule 13E-3 previously filed by the filing persons named above. Laser Technology has also previously filed a preliminary proxy statement, pursuant to Section 14(a) of the Securities Act of 1934, as amended (the "Exchange Act"), pertaining to the proposed Merger. Concurrently with the filing of this amended Schedule l3E-3, Laser Technology is filing a definitive proxy statement, pursuant to which the Laser Technology board of directors is soliciting proxies from stockholders of Laser Technology in connection with the Merger. The information in the proxy statement, including all appendices and exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the appendices and exhibits to the proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement.

Item 1. Summary Term Sheet.

      The information contained in the proxy statement under the heading "Summary Term Sheet" is incorporated into this Schedule 13E-3 by reference.

Item 2. Subject Company Information.

      (a) Name and Address.

      The information contained in the proxy statement under the caption "Summary Term Sheet--Parties to the Merger Agreement" and "The Companies" is incorporated into this Schedule 13E-3 by reference.

      (b) Securities.

      The information contained in the proxy statement under the caption "Summary Term Sheet--Record Date and Quorum" and "The Special Meeting - Record Date; Stock Entitled to Vote; Quorum" is incorporated into this Schedule 13E-3 by reference.

      (c) Trading Market and Price.

      The information contained in the proxy statement under the caption "Market Price and Dividend Information" is incorporated into this Schedule 13E-3 by reference.

      (d) Dividends.

      The information contained in the proxy statement under the caption "Market Price and Dividend Information" is incorporated into this Schedule 13E-3 by reference.

      (e) Prior Public Offerings.

      Not applicable.

      (f) Prior Stock Purchases.

      Not applicable.

Item 3. Identity and Background of the Filing Person.

      (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Parties to the Merger Agreement" and "The Companies" is incorporated into this Schedule 13E-3 by reference.

Item 4. Terms of the Transaction.

      (a)(1) Tender Offers.

      Not applicable.

      (a)(2)(i) Transaction Description.

      The information contained in the proxy statement under the captions "Summary Term Sheet," "Special Factors" and "The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(ii) Consideration.

      The information contained in the proxy statement under the captions "Summary Term Sheet," "Special Factors" and "The Merger Agreement," is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(iii) Reasons for the Transaction.

      The information contained in the proxy statement under the captions "Special Factors--Background of the Merger; Recommendation of the Special Committee; Recommendation of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(iv) Vote Required For Approval.

      The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Conditions to the Merger," "The Special Meeting--Vote Required," and "The Merger Agreement--Conditions to the Merger" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(v) Differences in the Rights of Security Holders.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Merger Consideration and Payment for Shares; Interests of Certain Persons in the Merger," "Special Factors--Interests of Certain Persons in the Merger; Merger Consideration; and Effect on Stock Options and Warrants" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(vi) Accounting Treatment.

      The information contained in the proxy statement under the caption "Special Factors--Accounting Treatment" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(vii) Income Tax Consequences.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Material U.S. Federal Income Tax Consequences" and "Special Factors--Material U.S. Federal Income Tax Consequences" is incorporated into this Schedule 13E-3 by reference.

      (b) Purchases.

      The information contained in the proxy statement under the caption "Special Factors--Interests of Certain Persons in the Merger" is incorporated into this Schedule 13E-3 by reference.

      (c) Different Terms.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Merger Consideration and Payment for Shares" and "Special Factors--Payment of Shares" is incorporated into this Schedule 13E-3 by reference.

      (d) Appraisal Rights.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Appraisal Rights" and "Special Factors--Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

      (e) Provisions for Unaffiliated Security Holders.

      None.

      (f) Eligibility for Listing or Trading.

      Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions with Laser Technology.

      None.

      (b)-(c) Significant Corporate Events; Negotiations or Contracts.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Interests of Certain Persons in the Merger," "Special Factors--Background of the Merger; Interests of Certain Persons in the Merger" is incorporated into this Schedule 13E-3 by reference.

      (d) Conflicts of Interest.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Interests of Certain Persons in the Merger," "Special Factors--Background of the Merger; Interests of Certain Persons in the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this
Schedule 13E-3 by reference.

      (e) Agreements Involving the Subject Company's Securities.

      The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Interests of Certain Persons in the Merger; The Merger," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Interests of Certain Persons in the Merger," "The Special Meeting--Purpose of the Special Meeting," and "The Merger Agreement--Appraisal Rights," is incorporated into this Schedule 13E-3 by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information contained in "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (b) Use of Securities Acquired.

      The information contained in the proxy statement under the captions "Summary Term Sheet," "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (c) Plans.

      The information contained in the proxy statement under the captions "Summary Term Sheet--The Merger; Interests of Certain Persons in the Merger," "Special Factors--Background of the Merger; Interests of Certain Persons in the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) Purposes.

      The information contained in the proxy statement under the captions "Summary Term Sheet" and "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (b) Alternatives.

      The information contained in the proxy statement under the captions "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; Effects of the Merger," is incorporated into this
Schedule 13E-3 by reference.

      (c) Reasons.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Opinion of Our Financial Advisor; Recommendation of the Special Committee; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger; Opinion of Our Financial Advisor," and "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (d) Effects.

      The information contained in the proxy statement under the captions "Summary Term Sheet" and "Special Factors--Effects of the Merger; Material U.S. Federal Income Tax Consequences" is incorporated into this Schedule 13E-3 by reference.

Item 8. Fairness of the Going-Private Transaction.

      (a)-(b) Fairness; Factors Considered in Determining Fairness.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Recommendation of the Special Committee; Opinion of Our Financial Advisor; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger; and Opinion of Andersen, Weinroth & Partners, LLC," is incorporated into this Schedule 13E-3 by reference.

      (c) Approval of Security Holders.

      The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Purpose of the Special Meeting; Vote Required; The Merger," "The Special Meeting--Voting by Our Directors, Executive Officers and Certain Shareholders; Voting of Common

Stock," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (d) Unaffiliated Representative.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Special Committee; Fairness of the Merger; Recommendation of the Special Committee; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (e) Approval Of Directors.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Special Committee; Recommendation of the Special Committee; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (f) Other Offers.

      The information contained in the proxy statement under the caption "Special Factors--Background of the Merger" is incorporated into this Schedule 13E-3 by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a)-(c) Report, Opinion Or Appraisal; Preparer And Summary Of the Report, Opinion or Appraisal; Availability of Documents.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Opinion of Our Financial Advisor" and "Special Factors--Background of the Merger; Opinion of Andersen, Weinroth & Partners, LLC," is incorporated into this Schedule 13E-3 by reference.

      The full text of the written opinion of Andersen, Weinroth & Partners, LLC, ("AWP") dated July 31, 2003, is attached to the proxy statement as Appendix B thereto and is incorporated into this Schedule 13E-3 by reference. In addition, attached to this amended Schedule 13E-3, as Exhibits "C-2" and "C-3" are copies of certain Power Point presentations by AWP to the special committee, dated December 11, 2002, and February 24, 2003, respectively.

Item 10. Source and Amounts of Funds or Other Consideration.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Costs and Expenses of the Merger; Financing of the Merger," "Special Factors--Fees and Expenses of the Merger; Financing of the Merger," and "The Merger Agreement--Terms of the Merger," is incorporated into this Schedule 13E-3 by reference.

Item 11. Interest in Securities of the Subject Company.

      (a) Securities Ownership.

      The information contained in the proxy statement under the captions "The Companies--LTI Acquisition" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference.

      (b) Securities Transactions.

      On August 7, 2003, Edward F. Cowle gifted a total of 94,405 shares of Laser Technology's common stock, to his brother Tod Cowle. As a result of this transaction, Mr. Cowle now beneficially holds 102,220 shares of Laser Technology.

      Except as indicated in the preceding paragraph, there have been no transactions in the securities of Laser Technology during the past sixty (60) days.

Item 12. The Solicitation or Recommendation.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Special Committee; Recommendation of the Special Committee; Vote Required; Opinion of Our Financial Advisor; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger," and the information contained on the cover page of the proxy statement, are each incorporated into this Schedule 13E-3 by reference.

Item 13. Financial Statements.

      (a) Financial Information.

      The information contained in the proxy statement under the caption "Selected Financial Information" is incorporated into this Schedule 13E-3 by reference. The information contained in Item 8 of Laser Technology's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002, is incorporated into this Schedule 13E-3 by reference. The information contained in
Item 1 of Laser Technology's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 is incorporated into this Schedule 13E-3 by reference.

      (b) Pro Forma Information.

      The information contained in the proxy statement under the caption "Pro Forma and LTI Acquisition Financial Information" is incorporated into this
Schedule 13E-3 by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets.

      The information contained in the proxy statement under the caption "The Special Meeting--Solicitation of Proxies" is incorporated into this Schedule 13E-3 by reference.

Item 15. Additional Information.

      Other Material Information

      The information contained in the proxy statement, including all appendices and exhibits thereto, is incorporated into this Schedule 13E-3 by reference.

Item 16. Exhibits.

      (a) Preliminary proxy statement filed with the Securities and Exchange Commission on August 26, 2003, and Amendment No. 1 to the proxy statement filed concurrently with this amended Schedule 13E-3 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (b) Funding Agreement dated July 31, 2003, as amended, between Laser Technology, LTI Acquisition and Kama-Tech (HK) Ltd., pertaining to a bank account at Wells Fargo Bank West N.A., Greenwood Village, Colorado, Account No. 2153813775, together with a Letter of Credit Commitment from Sumitomo, as amended (included in Amendment No. 1 to Schedule 13E-3 filed on November 13,
2003).

      (c) (1) Opinion of Andersen, Weinroth & Partners, LLC ("AWP"), financial advisor to the special committee of the board of directors of Laser Technology, dated July 31, 2003 (included as Appendix B to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement);

          (2) Copy of Power Point presentation of AWP dated December 11, 2002;
              and

          (3) Copy of Power Point presentation of AWP dated February 24, 2003.

      (d) Agreement and Plan of Merger, dated as of July 31, 2003, by and among Laser Technology and LTI Acquisition (included as Appendix A to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (e) None.

      (f) Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (g) None.

      (h) None.


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

                                   SIGNATURES

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on November 24, 2003.

                                        LASER TECHNOLOGY, INC.

                                        By: /s/ Eric Miller
                                            ------------------------------------
                                        Name: Eric Miller
                                        Title: CEO

                                        LTI ACQUISITION CORP.

                                        By: /s/ David Williams
                                            ------------------------------------
                                        Name: David Williams
                                        Title: President

                                        LTI MERGER SUB, INC.

                                        By: /s/ David Williams
                                            ------------------------------------
                                        Name: David Williams
                                        Title: President

                                        /s/ David Williams
                                        ----------------------------------------
                                        David Williams

                                        /s/ H. Deworth Williams
                                        ----------------------------------------
                                        H. Deworth Williams

                                        /s/ Pamela J. Sevy
                                        ----------------------------------------
                                        Pamela J. Sevy

                                        /s/ Jeremy G. Dunne
                                        ----------------------------------------
                                        Jeremy G. Dunne

                                        /s/ Edward F. Cowle
                                        ----------------------------------------
                                        Edward F. Cowle

                                        KAMA-TECH CORPORATION

                                        By: /s/ Toshiya Kamakura
                                            ------------------------------------
                                        Name: Toshiya Kamakura
                                        Title: President

                                        KAMA-TECH (HK) LTD.

                                        By: /s/ Ichiro Kamakura
                                            ------------------------------------
                                        Name: Ichiro Kamakura
                                        Title: President


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